Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: April 20, 2021

Mark Penn Comments On the Pending Stagwell and MDCA Combination

Believes Combination of Stagwell and MDCA will Create Marketing Services Firm of the Future via MDCA’s Creative Talent and Stagwell’s Digital Leadership

WASHINGTON, DC, April 20, 2021 /PRNewswire/ Stagwell Media LP ("Stagwell") today released comments by Mark Penn, the CEO and Chairman of MDC Partners Inc. (“MDC”) (NASDAQ: MDCA) and the Managing Partner of Stagwell, highlighting the merits of the pending MDC and Stagwell combination. The comments were posted to PRNewswire and on LinkedIn.

In his comments, Mr. Penn notes that the combination of MDC and Stagwell “represents an opportunity for investors to be part of a major growth story” and that the combined company is poised to become the marketing services firm of the future.

The full text of his comments are as follows:

To Interested Parties:

In response to questions I have received on the vision behind the Stagwell and MDC combination, I thought I would lay it out in a page or two.

If I could sum up investor attitudes toward investing in the advertising space – it’s loved or hated but never ignored. It’s loved because Google and Facebook -- some of the fastest growing companies in the world -- are essentially advertising companies (with Amazon, Walmart and Target moving in that direction). It’s hated mostly because the existing advertising and marketing services behemoths had become unwieldly and were not ready for the digital age.

Imagine instead if marketing services companies combined a full understanding of today’s high growth digital, e-commerce and online platform-based world with first-class creative ideas. That’s the vision underlying the Stagwell-MDC combination. That’s the opportunity in the marketplace I have always believed offers major, long-term growth potential.

Six years ago, with an investment from my old boss, former Microsoft CEO Steve Ballmer, I started building Stagwell to be an agile, modern marketing company — one based on the new digital transformation taking place. We invested in performance marketing, digital transformation, online research/data analytics and online advocacy. And it’s been working: in 2020, the Stagwell Group racked up $888 million in GAAP revenue and $143 million in adjusted EBITDA,i generating $138 million in operating cash flowii. In a world of new companies going public with unrealistic growth projections but no actual earnings, Stagwell has been managed with the right balance of growth and cash generation.

In 2019, Stagwell invested in publicly listed MDC. At the time, MDC was underperforming its potential, with its bonds trading significantly below par and its stock at record lows. It was near the end of its financial rope. Stagwell’s investment thesis was simple: MDC had top notch creative partners but was suffering from mismanagement at the center. So, we rolled up our sleeves and started to remake the company. Since naming me as CEO, MDC has cut over $45 million in annual costs, created a new culture of collaboration, and made it through the pandemic with minimal financial stress.

Now we are bringing together the unparalleled creative talent of MDC with the digital leadership of Stagwell to create the next big thing in marketing services. This global top-10 marketing company will compete and win versus the old holding companies because the combined company will have the digital know-how, the global scale and the unparalleled talent marketers want.

Here are the four key growth drivers for the combined company:

1.

Scaling up digital transformation and online media: With over $4.4 billion of mostly digital media under management by the combined company, the new company will have a high-growth engine based on designing, creating and managing consumer e-commerce platforms, generating online advocacy, enabling influencers and global performance marketing. These are the core services of the digital marketing world and we provide them to some of the biggest clients in the world from the FAANG companies to major retailers to the biggest CPG firms.

2.

Delivering true creative performance marketing: Our vision is to take performance marketing to the next level, breaking the artificial divide between brand marketing and performance media. We call it “scaling creative performance” and it allows our clients to go beyond the annoying amateurish ads prevalent online to deliver far more effective advertising. This will provide us with a unique springboard for gaining market share while our clients benefit from more impactful marketing.

3.

Rolling out New SaaS digital marketing products: Our plan is not just to sell digital marketing services, but also to roll out SaaS-based digital marketing products. Based on my experience as Chief Strategy Officer at Microsoft, we have been developing a cloud of marketing tools based on AI, proprietary data and unique insights. From cookie-less data platforms for audience targeting and activation to the use of text messaging in advocacy to advanced CommTech for public relations departments, we are creating new, recurring high value revenue streams based on our client base, industry know-how and engineering heft.

4.

Competing for and winning big, global marketing contracts:  While the top four marketing holding companies have historically had a stranglehold on these opportunities, with this combination we can create global teams with the potential to win contracts worth tens of millions of dollars. MDC’s new global affiliates network (projected to be 50 by year end) will permit the combined company to offer a compelling global network.

The Stagwell-MDC combination represents a unique opportunity for investors. The combined company is anticipated to be a $2+ billion dollar GAAP revenue platform with over $350 million in pro forma adjusted EBITDA in 2021, including an estimated $30 million in run-rate operational synergies. The combined company, if we realize our plans, should have a long-term growth target of 9% annually, including 5%+ annual organic growth, outstripping the traditional industry. We also expect the combined company to have an improved credit profile, decreased net leverage, and opportunities to refinance to save as much as $20 million a year in interest costs. As a combined company, MDC and Stagwell should also gain the research coverage needed to enhance trading liquidity and achieve its full value in the marketplace.

The transaction was reviewed and recommended to the MDC Board for approval by a Special Committee of independent members of the MDC Board, following receipt of fairness opinions from two financial advisors. The proxy statement/prospectus found at https://bit.ly/2P1ItuP contains important information about the transaction and the combined company, including summaries of these fairness opinions and the financial analyses supporting them and background on the Special Committee’s process.

In conclusion, I can point to a solid track record of growth at Stagwell and the significantly improved financial management at MDC. Together, the Stagwell-MDC combination has a bright future ready to shake up and transform the marketing industry.

Sincerely,

Mark Penn

Cautionary Statement Regarding Forward-Looking Statements

This communication may contain certain forward-looking statements (collectively, “forward-looking statements”). Statements in this document that are not historical facts, including statements about Stagwell’s beliefs and expectations and recent business and economic trends, constitute forward-looking statements. Words such as “estimate,” “project,” “target,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “should,” “would,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “future,” “assume,” “forecast,” “focus,” “continue,” or the negative of such terms or other variations thereof and terms of similar substance used in connection with any discussion of current plans, estimates and projections are subject to change based on a number of factors, including those outlined in this section. Such forward-looking statements may include, but are not limited to, statements related to: future financial performance and the future prospects of the respective businesses and operations of Stagwell, MDC and the combined company; information concerning the Stagwell-MDC combination (the “Transaction”); the anticipated benefits of the Transaction; the likelihood of the Transaction being completed; the anticipated outcome of the Transaction; the tax impact of the Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Transaction (the “Special Meeting”); the shareholder approvals required for the Transaction; regulatory and stock exchange approval of the Transaction; and the timing of the implementation of the Transaction. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including the risks identified in our filings with the SEC.

These forward-looking statements are subject to various risks and uncertainties, many of which are outside Stagwell’s control. Important factors that could cause actual results and expectations to differ materially from those indicated by such forward-looking statements include, without limitation, the risks and uncertainties set forth under the section entitled “Risk Factors” in the Proxy Statement/Prospectus. These and other risk factors include, but are not limited to, the following:

·	an inability to realize expected benefits of the Transaction or the occurrence of difficulties in connection with the Transaction;
·

adverse tax consequences in connection with the Proposed Transaction for MDC, its operations and its shareholders, that may differ from the expectations of MDC or Stagwell, including that future changes in tax law, potential increases to corporate tax rates in the United States and disagreements with the tax authorities on MDC’s determination of value and computations of its tax attributes may result in increased tax costs;

·	the occurrence of material Canadian federal income tax (including material “emigration tax”) as a result of the Transaction;
·	the impact of uncertainty associated with the Transaction on Stagwell’s and MDC’s respective businesses;
·	direct or indirect costs associated with the Transaction, which could be greater than expected;
·	the risk that a condition to completion of the Transaction may not be satisfied and the Transaction may not be completed; and
·	the risk of parties challenging the Transaction or the impact of the Transaction on MDC’s debt arrangements.

You can obtain copies of MDC’s filings under its profile on SEDAR at www.sedar.com, its profile on the SEC’s website at www.sec.gov or its website at www.mdc-partners.com. Stagwell does not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company (“New MDC”) may file with the SEC in connection with the Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions.  Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Transaction, MDC and New MDC have filed with the SEC a registration statement on Form S-4 (the "Form S-4") on February 8, 2021, as amended on March 29, 2021, that includes a proxy statement of MDC (the "Proxy Statement" and, together with the Form S-4, the "Proxy Statement/Prospectus").  This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Transaction. When available, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC’s shareholders with respect to the approvals required to complete the Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC’s directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 16, 2021. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC’s website at www.sec.gov and from MDC’s website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Transaction, the suitability of the Transaction for you and other relevant matters concerning the Transaction.

ABOUT The Stagwell Group

The Stagwell Group is the first and only independent, digital-first, and fully-integrated organization of size & scale servicing brands across the continuum of marketing services. Collaborative by design, Stagwell is not weighed down by legacy points of view and its people are united in their desire to innovate, evolve, grow and deliver superior results for their clients. Stagwell's high growth brands include experts in four categories: digital transformation and marketing, research and insights, marketing communications, and content and media.

For more information contact:

Beth Lester Sidhu

202-423-4414

beth@stagwellgroup.com

ENDNOTES

i Net income to Adjusted EBTIDA Reconciliation

(Amounts reported in thousands)	For the year ended December 31, 2020

Net Income	$71,461
Adjustments:
Equity in earnings of unconsolidated affiliates	(58)
Provision for income taxes	5,937
Other expense, net	177
Interest expense, net	6,223
Depreciation and amortization	41,025
Deferred acquisition consideration adjustments	4,497
Other items, net	13,906
Adjusted EBITDA	$143,168

ii Stagwell 2020 AFS